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Ex-12b

                                                  Idaho Power Company
                                           Consolidated Financial Information
                    Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements
                                                                                                                Twelve Months
                                                Twelve Months Ended December 31,                                    Ended
                                                    (Thousands of Dollars)                                        March 31,

                                                   1993         1994         1995         1996         1997          1998
Computation of Ratio of Earnings to
  Fixed Charges:
    Consolidated net income.....................  $84,464      $74,930      $86,921      $90,618      $92,274         $91,352

Income taxes:
    Income taxes (incl amounts charged
     to other income and deductions)............   38,057       35,307       49,498       51,316       47,559          43,800
    Investment tax credit adjustment............   (1,583)      (1,064)      (1,086)         776       (1,087)           (565)
          Total income taxes....................   36,474       34,243       48,412       52,092       46,472          43,235

Income before income taxes......................   120,938      109,173     135,333      142,710      138,746         134,587

Fixed Charges:
    Interest  on long-term debt.................   53,706       51,172       51,147       52,165       53,215          52,447
     expense and premium - net..................      507          567          567          594          653             656
    Interest on short-term bank loans...........      220        1,157        3,144        2,269        2,902           3,011
    Other interest..............................    2,023        1,538        1,598        2,319        3,990           3,916
    Interest portion of rentals.................    1,077          794          925          991          982           1,066

          Total fixed charges...................   57,533       55,228       57,381       58,338       61,742          61,096

    Preferred dividends requirements............    8,547       10,682       12,392       12,146        7,803           7,601

          Total fixed charges and preferred
           dividends............................   66,080       65,910       69,773       70,484       69,545          68,697

Earnings  - as defined.......................... $178,471     $164,401     $192,714     $201,048     $200,488        $195,683

Ratio of earnings to fixed charges and
   preferred dividends..........................    2.70x        2.49x        2.76x        2.85x        2.88x           2.85x


                                                                Exhibit 12-B

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